Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

June 22, 2012

iPath® Currency ETNs

Currency exposure may be an explicit investment decision or an indirect consequence of investing in international assets. Investors are increasingly employing currency strategies to manage risk or add potential diversification benefits. iPath® Currency Exchange Traded Notes (ETNs) provide single-trade access to exchange rate and multi-currency exposures (Figure 1).

Figure 1: iPath® Currency ETNs

Exchange Rate	Ticker	Exposure
iPath® EUR/USD Exchange Rate ETN	ERO	EUR/USD Exchange Rate
iPath® GBP/USD Exchange Rate ETN	GBB	GBP/USD Exchange Rate
iPath® JPY/USD Exchange Rate ETN	JYN	JPY/USD Exchange Rate
Multi-Currency		
iPath® GEMS Index™ ETN	JEM	Barclays Global Emerging Markets Strategy (GEMS) Index™
iPath® GEMS Asia 8 ETN	AYT	Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Index™
iPath® Asian & Gulf Currency Revaluation ETN	PGD	Barclays Global Emerging Markets Strategy (GEMS) Pegged Currency Index™
iPath® Optimized Currency Carry ETN	ICI	Barclays Optimized Currency Carry Index™

iPath® Currency ETN Exposures

Exchange Rate

- Offers access to the performance of the spot rate of individual currencies relative to the U.S. dollar
- As the euro, Japanese yen, or British pound sterling appreciate relative to the U.S. dollar, the corresponding iPath ETN is designed to increase in value
- As the euro, Japanese yen, or British pound sterling depreciate relative to the U.S. dollar, the corresponding iPath ETN is designed to decrease in value

Multi-Currency: Barclays Global Emerging Markets Strategy (GEMS) Indices

- Offers access to the total return of local currencies in certain emerging markets
- Indices are designed to provide exposure through short-term, liquid and diversified instruments
- iPath® GEMS ETNs linked to these indices are designed to pay a monthly coupon representing the implied yield on the respective index, net of fees

Multi-Currency: Barclays Optimized Currency Carry Index™

- Seeks to capture potential returns from the difference in global currency yields
- Invests in high-yielding currencies, with the exposure financed by borrowings in low-yielding currencies (the "carry trade")
- Offers exposure to a diversified basket of global currencies commonly referred to as the "G10 currencies" (U.S. dollar, euro, Japanese yen, Canadian dollar, Swiss franc, British pound sterling, Australian dollar, New Zealand dollar, Norwegian krone, Swedish krona)

Why Invest in Currencies? Currency as an asset class1 Historically low to negative historical correlations with equities (Figure 2) Hedging currency exposure in foreign bonds may help reduce correlations Currencies across countries historically have had low to negative correlation to each other, offering a potential additional diversification benefit Ability to separate the currency decision from other investment decisions Explicit, conscious decision Increases the opportunity for returns on a portfolio by taking a view on both the market and currency Investors should evaluate whether an active view on currency is appropriate for their portfolio given other investments and risk tolerance Given market inefficiencies, return opportunities exist Majority of transactions in the currency markets are not profit motivated Currencies can deviate from their underlying fundamental values for extended periods2 Unlike traditional asset classes, however, currencies do not have a positive expected return over the long term Currency Strategies3 Short term tactical views Substitute or alternative asset class Currency overlay separate from other investment decisions Global cash diversification Risk reduction through currency hedging Figure 2: Exchange Rate Correlation to Underlying Equity Market Five-Year Correlations Between Equity and Currency Returns Europe 0.31 United Kingdom 0.29 Japan –0.45 Canada 0.52 Sources: Bloomberg, MSCI. Data from 12/31/05 to 12/31/11. Equity market returns calculated by reference to the corresponding MSCI Global Equity Indices. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. 1 Diversification may not protect against market risk. 2 While economic theory suggests currencies should mean revert over the very long term and that there is no positive risk premium or expected positive return, academic research supports the observation that currencies can and do deviate from their underlying fundamental values for extended periods of time. 3 The strategies discussed are strictly for illustrative and educational purposes and should not be construed as a recommendation to purchase or sell, or an offer to sell or a solicitation of an offer to buy any security. There is no guarantee that any strategies discussed will be effective. Please see “Selected Risk Considerations” for additional information on the risks inherent in the currency strategies underlying the iPath® Currency ETNs.

Tax Considerations Revenue Ruling 2008-1, issued on December 7, 2007, holds that certain financial instruments linked directly to the value of a foreign currency—regardless of whether the instrument is privately offered, publicly offered or traded on an exchange—should be treated like debt for federal tax purposes. Revenue Ruling 2008-1 is relevant to iPath exchange rate and GEMS ETNs. iPath® exchange rate ETN investors The ruling means that any interest accrued (net of fees) during the life of these ETNs will be taxed as ordinary income on a current basis, even though that interest is reinvested and not paid out until the holder redeems the ETN or the ETN matures. It also means that gain or loss from the sale, redemption or maturity of the ETNs will generally be ordinary. iPath GEMS® ETN investors The ruling means that interest on these ETNs should be taxed as ordinary income at the time it accrues or is received (iPath® GEMS ETNs are designed to pay a monthly coupon). It also means that gain or loss from the sale, redemption or maturity of these ETNs should generally be ordinary. iPath® Optimized Currency Carry ETN investors The iPath® Optimized Currency Carry ETN is different from the instruments described in Revenue Ruling 2008-1. However, due to rules under Section 988 of the Internal Revenue Code, gain or loss from the sale, redemption or maturity of this ETN should generally be ordinary.

1-877-764-7284 www.iPathETN.com

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Single Currency Exchange Risk: An investment in ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or foreign exchange markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Currency Carry Risk: Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the Intelligent Carry Strategy, the level of the Barclays Optimized Currency Carry Index™ and the market value of the ETNs linked to that index will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the Intelligent Carry Strategy, the level of such index, and the market value of the ETNs, will decline. Factors that may contribute to volatile fluctuations in such index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Exchange Rate Risk: Because the performance of the Barclays Global Emerging Markets Strategy (GEMS) Indices is linked to the exchange rates between the index constituent currencies and the US dollar, the level of any such underlying index may be affected by unpredictable changes in currency prices, including as a result of government action. Because some or all of the index constituent currencies do not float freely and are currently either managed or pegged by their respective governments, and the exchange rates of managed and pegged currencies tend to fluctuate significantly less than those of free-floating currencies, there is limited potential for the increase in value of any such underlying index.

Emerging Market Risk: The market value of the ETNs linked to the Barclays Global Emerging Markets Strategy (GEMS) Indices may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. Investments in emerging market currencies carries the risk of loss from unfavorable fluctuations in currency exchange rates due to economic, social, political, financial and military conditions in the emerging markets. Such ETNs may be subject to more volatility than investments outside of emerging markets.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

"Barclays Optimized Currency Carry Index™", "USD Optimized Currency Carry Index™", "Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Index™", "Barclays Global Emerging Markets Strategy (GEMS) Pegged Currency Index™" and "Barclays Global Emerging Markets Strategy (GEMS) Index™" are trademarks of Barclays Bank PLC.

©2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 3979_PRD_v01MW_6/12

Not FDIC Insured • No Bank Guarantee • May Lose Value

IP-0513-0212

BARCLAYS